UNITED STATES
SSECURITIES AND EXCHANGE COMMISSION
WASHINTON, DC 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c)AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

LTV CORP
(Name of Issuer)


COMMON STOCK
(Title of Class of Securities)

501921100
(CUSIP Number)

Basso Securities Ltd.
1281 East Main Street
Stamford, Connecticut 06902
(203) 324-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with copies to-

Ricardo W. Davidovich, Esq.
Tannenbaum Helpern Syracuse & Hirschtritt
900 Third Avenue - 13th Floor
New York, NY  10022

December  20, 2000
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

 	Rule 13d-1(b)
 X Rule 13d-1(c)
	Rule 13d-1(d)

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .


CUSIP No. 501921100

1. Name of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)

 Basso Securities Ltd.

2. Check the Appropriate Box If A Member Of A Group (See Instructions)

(a)
(b)

3. SEC Use Only

4. Citizen Or Place Of Organization:  Delaware

Number of Shares 	5. Sole Voting Power  547,450 shares of preferred security
convertible into 7,448,057.250 shares of common stock

Beneficially
Owned by 		6. Shared Voting Power	0
Each
Reporting		7. Sole Dispositive Power	547,450 shares of preferred security
convertible into 7,448,057.250 shares of
common stock
Person
With			8. Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

547,450 shares of preferred security convertible into 7,448,057.250 shares of common stock

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instruction)

11. Percent of Class Represented by Amount in Row 9   	6.9% of Common Stock

12. Type of Reporting Person (See Instructions)   CO










CUSIP No. 501921100

Item 1:	Security and Issuer

1(a) 	Name of Issuer
LTV Corp (the "Issuer")

1(b)	Address of Issuer's Principal Executive Offices
200 Public Square
Cleveland, OH 44114-2308
United States

Item 2:	Identity and Background

2(a)	Name of person Filing:

Basso Securities Ltd.

2(b)	Address of Principal Business Office or, if none, Residence:

The address of the reporting person is:

1281 East Main Street
Stamford, CT 06902

2(c)	Citizenship/ Corporation organized

Delaware, USA

2(d)	Title of Class of Security

Common Stock

2(e)	Cusip Number

501921100

Item 3: If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing is a: or 13d-2(b), the person filing is a:






CUSIP No. 156708109

a. Broker or Dealer registered under Section 15 of the Act,
b. Bank as defined in Section 3(a)(6) of the Act,
c. Insurance Company as defined in Section 3(a)(19) of the Act,
d. Investment Company registered under Section 8 of the Investment Company Act,
e. Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f. Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(ii)(F),
g. Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G);
(Note: see Item 7)
h. A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813)
i. A church plan that is excluded form the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940;
j. Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership


4(a)	Amount Beneficially Owned

As of December 29,2000, an aggregate of 547,450 shares of preferred security convertible into 7,448,057.25 shares of common stock were beneficially owned by Basso Securities Ltd., as an advisor (portfolio manager) to certain funds managed by DKR Management Company Inc. (DKRMCI) (formerly, AIG International Management Company, Inc.), as follows: (I) 284,350 preferred shares (convertible into 3,868,581.75 shares of the common stock) were held by AIG SoundShore Holdings Ltd. (2) 133,475 preferred shares (convertible into 1,815,927.375 shares of the common stock) were held by AIG SoundShore Opportunity Holding Fund Ltd. and (3) 129,625 preferred shares (convertible into 1,763,548.125 shares of the common stock) were held by AIG SoundShore Strategic Holding Fund Ltd. Basso Securities Ltd. disclaims beneficial ownership of the holdings reported herein.

4(b)	Percent of Class

6.9%

4(c) 	Number of shares as to which the person has

(i) Sole Power to vote or to direct the vote

547,450 shares of preferred security convertible into 7,448,057.250 shares of common stock


CUSIP No. 156708109

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

547,450 shares of preferred security convertible into 7,448,057.250 shares of common stock

(iv) Shared power to dispose or to direct the disposition of

0

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see
Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Instruction: Dissolution of a group requires a response to this item.

Item 6:  Ownership of More than Five percent on Behalf of Another Person.

Basso Securities Ltd. has entered into an Advisory Services Agreement with DKR Management Company Inc. (DKRMCI) (formerly, AIG International Management Company, Inc. ("AIGMCI"), a registered investment adviser, to act as the portfolio manager to certain funds managed by DKRMCI. As such, DKRMCI, the investment advisor to the funds managed by Basso Securities Ltd., has more than five percent interest in the security and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such security.

Item 7: Reported on By the 	Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable



CUSIP No. 156708109

Item 8:	Identification and Classification of Members of the Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable

Item 10:	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January  2, 2001


/s/ Howard I. Fischer
Signature

Howard I. Fischer, President

The percentage was calculated by dividing 7,448,057.250 shares which the preferred securities held by Basso Securities Ltd. would be exercisable into by 107,251,057.3 (which represents the sum of 99,803,000 shares (outstanding based on the latest information provided by Bloomberg) and 7,448,057.25 shares (representing the number of shares that would be held by Basso Securities upon the exercise of the preferred security)).